EXHIBIT 3

                     MANAGEMENT AND SPECTRUM LEASE AGREEMENT
                     ---------------------------------------

               This MANAGEMENT and Spectrum LEASE AGREEMENT ("Agreement") made and entered into this 18th day of November, 2003 (the "Effective Date"), by and among PageMart II Holdings LLC and PageMart PCS Holdings LLC ("Licensees"), each a Delaware limited liability company, WebLink Wireless I, L.P., a Texas limited partnership ("WebLink Wireless"), WebLink Wireless, Inc. ("WebLink, Inc." and, together with WebLink Wireless and Licensees, "WebLink"), and Metrocall, Inc. ("Company") and Metrocall Holdings, Inc., a Delaware corporation, ("Parent"), (Company and Parent are collectively referred to as "Metrocall"), (each of Parent, Company, WebLink Wireless, WebLink, Inc. and Licensees individually a "Party" and collectively, the "Parties" to this Agreement):

               WHEREAS, Licensees are the holders of certain Federal Communications Commission ("FCC") licenses and authorizations to provide commercial wireless messaging services at various locations throughout the United States (each an "FCC License" and collectively, "FCC Licenses," a list of which is attached hereto as Schedule One); and

               WHEREAS, Parent, Company, WebLink Wireless and WebLink, Inc. have entered into that certain Asset Purchase Agreement dated as of this 18th day of November, 2003 (the "Asset Purchase Agreement"), pursuant to which Metrocall (i) simultaneously herewith will purchase certain assets of Licensees and WebLink Wireless, including all subscriber accounts, the telecommunications network facilities, including without limitation, transmitters, switches, terminals, rights to use telephone numbers (including Direct Inward Dialing numbers), rights to use circuits and all telephone interconnection facilities, and transmitting antennae necessary for operation under the FCC Licenses, other than certain excluded assets (the "Network"), and (ii) has agreed to acquire all membership interests in the Licensees, or the FCC Licenses, subject to prior FCC approval and other conditions; and


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
               WHEREAS, Metrocall wishes to lease the spectrum airtime rights granted under the FCC Licenses, to operate the Network subject to Licensees' ultimate authority and control of the FCC Licenses, pending the acquisition of the Licensees or the FCC Licenses by Metrocall, subject to FCC approval and other conditions;

               WHEREAS, Licensees desire to lease such spectrum airtime rights to Metrocall, subject to Licensees' ultimate authority and control;

               WHEREAS, Metrocall has requested that WebLink continue to manage certain assets related to the Network (the "Nonassignable Contracts" described herein in Schedule Two) for the benefit of Metrocall in the event that these assets cannot be promptly assigned to Metrocall for a period of time following the Initial Closing of the Asset Purchase Agreement;

               WHEREAS, WebLink has agreed to continue to manage the Nonassignable Contracts in the manner set forth in Section 4 hereof, subject to the agreement of Metrocall to compensate WebLink in the manner set forth in
Section 5 hereof.

               NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants hereafter set forth, and of other good and valuable consideration, the Parties agree as follows:

               1. Interpretation. Words of any gender used in this Agreement will be held and construed to include any other gender, and words in the singular will be held and construed to include the plural and vice versa, unless the context requires otherwise. This Agreement shall be interpreted fairly in accordance with its terms, and shall not be interpreted more strictly against any Party by reason of any rule of construction that agreements are to be construed against the drafter. In the event of any conflicts between the terms of this Agreement and the Asset Purchase Agreement, the terms of the Asset Purchase Agreement shall prevail. Any term capitalized in this Agreement but not defined herein shall have the meaning attributed to it in the Asset Purchase Agreement.


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
               2. Independent Contractor.

               (a) Except as otherwise provided herein, Metrocall shall be the exclusive independent contractor authorized to lease or purchase airtime from Licensees, for the purposes of and subject to all terms, conditions, and limitations set forth herein.

               (b) Metrocall shall not represent itself as the licensee of the FCC Licenses, directly or indirectly, orally, or in any written manner whatsoever.

               (c) Nothing herein shall be construed to create any partnership, joint venture or other combination or affiliation between Licensees and Metrocall.

               3. Obligations of Metrocall. Metrocall covenants and agrees that it will do the following for the Term of this Agreement:

               (a) Following Metrocall's purchase of the Network assets that are not subject to prior FCC regulatory approval, Metrocall shall operate and maintain the Network in accordance with the FCC Licenses.

               (b) Except for any excluded transmitter site and tower leases referenced in Schedule Two, Metrocall shall obtain and keep in force such transmitter site and tower leases as are reasonably necessary for the continued operation of the Network and pay all amounts due under those site leases or other agreements.

               (c) Metrocall shall maintain and keep the Network in good working order.



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
               (d) Metrocall shall, subject to Licensees' FCC regulatory rights and obligations, have responsibility for the operation of the Network. Metrocall shall be responsible for managing, coordinating and supervising all technical functions of the Network; provided that Metrocall shall not infringe or impede Licensees' unfettered access to the equipment and facilities over which their respective frequencies operate.

               (e) Metrocall's operation of the Network shall comply in all material respects with industry management standards and sound engineering practices expected of a reasonably prudent wireless telecommunications provider. The management and operation of the Network shall meet all applicable federal, state and local laws, rules and regulations and all FCC rules and regulations regarding construction and operation of telecommunications facilities, except where the failure to so comply would not have any effect on the FCC Licenses.

               (f) Subject to Licensees' ultimate control and authority over the FCC Licenses, Metrocall shall have day-to-day responsibility for employment, supervision, and dismissal of its own personnel.

               (g) Metrocall shall not change, modify, alter, or amend any FCC License in any manner whatsoever without the applicable Licensee's prior written consent. Notwithstanding the foregoing, Metrocall reserves the right to modify or replace the hardware or software comprising the Network, and to make any such modification to the Network to the extent necessary to maintain the Network in good order, as long as such modifications will not adversely affect the validity and status of the FCC Licenses. If either Licensee agrees to modify one or more of its FCC Licenses, that Licensee shall be responsible for preparing and filing any required application for modification with the FCC; provided that Metrocall will provide such assistance as Licensee may request and will reimburse Licensee for its costs in connection with such modification application.


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
               (h) Metrocall shall immediately notify Licensees of any pending or threatened action by the FCC, or any other governmental organization or third party to suspend, revoke, terminate, or challenge Licensees' FCC Licenses, or otherwise investigate the operation of the Network.

               (i) Metrocall shall not incur any expenses on Licensees' behalf without Licensees' prior knowledge and written consent.

               (j) Metrocall's foregoing covenants shall be subject to Licensees' management responsibilities set forth herein with respect to the Nonassignable Contracts, until such time as the Nonassignable Contracts are assigned to Metrocall. Notwithstanding the foregoing, Metrocall has assumed all Liabilities associated with the Nonassignable Contracts as of the date hereof, in accordance with the terms of the Asset Purchase Agreement (the "Nonassignable Contracts Liabilities").

               4. Obligations of WebLink. WebLink covenants and agrees that they will do the following for the Term of this Agreement or until such time as these obligations may otherwise be terminated pursuant to the provisions of this
Agreement:

               (a) Licensees shall lease all airtime on the frequencies authorized by the FCC Licenses to Metrocall, in accordance with the terms hereof, for the Term of this Agreement.

               (b) WebLink shall continue to own, lease, operate and manage, from WebLink Wireless's headquarters building, 3333 Lee Parkway, Dallas, Texas, for the benefit of the Network and for the benefit of Metrocall, the Excluded Lease until March 31, 2004.


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
               (c) Notwithstanding the assumption of Nonassignable Contracts Liabilities pursuant to the Asset Purchase Agreement, WebLink Wireless shall, following the Initial Closing, continue to operate and maintain those Nonassignable Contracts described in Schedule Two hereto, for the benefit of the Network and Metrocall, until such time as those Nonassignable Contracts can be assigned to Metrocall or until such time as Metrocall notifies WebLink that it has made alternative arrangements for the Nonassignable Contracts; provided, however, that such alternative arrangements shall be without prejudice to the assumption of the Nonassignable Contracts Liabilities by Metrocall. WebLink Wireless shall cooperate with Metrocall to obtain the assignment of the Nonassignable Contracts to Metrocall as provided in the Asset Purchase Agreement. Metrocall shall be deemed to have been assigned each of the Nonassignable Contracts at the earlier of (i) the receipt of a third party consent to the assignment of such Nonassignable Contracts, or (ii) December 31, 2004.

               (d) Throughout the Term hereof, Licensees shall continue to be responsible for maintaining the FCC Licenses in conformance with the Communications Act and all applicable FCC rules and regulations. Subject to Licensees' right to make policy determinations with respect to their licensed spectrum, Licensees shall use their best efforts, at the Company's expense, pursuant to Section 5 hereof, to maintain all material FCC Licenses in full force and effect for the Term hereof, including filing applications for renewals of FCC Licenses as necessary during the Term of this Agreement.

               (e) WebLink shall retain ultimate supervisory authority and control over the Subsequent Transferred Employees for the purpose of maintaining and managing the Nonassignable Contracts, subject to Metrocall's reasonable supervision and direction.


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
               (f) WebLink shall manage the Nonassignable Contracts with at least the same care and regard as WebLink managed its business prior to the date hereof, in compliance with all applicable laws and contractual obligations of WebLink, and in accordance with the exercise of good faith business judgment, and shall provide Metrocall and customers of Metrocall with the same level of priority, service and attention with at least the same priority, service and attention as the Licensees provided their customers prior to the date hereof. The services provided by Licensees hereunder shall be subject to the reasonable supervision and direction of Metrocall. Metrocall shall provide the information, analysis and data reasonably required by WebLink to pay any amounts due under the Nonassignable Contracts, and such information, analysis and data shall be provided to WebLink in writing and sufficiently in advance to enable WebLink to timely pay all amounts due the Nonassignable Contracts. Licensees shall consult with Metrocall regarding all material operating procedures and decisions affecting the Nonassignable Contracts. Any material change in the manner in which the Nonassignable Contracts are operated shall be subject to Metrocall's prior approval.

               (g) In the event that WebLink Wireless or any Licensee shall file a chapter 11 plan of reorganization or chapter 7 liquidation with a federal bankruptcy court during the Term of this Agreement, WebLink Wireless or such Licensee shall, to the extent permitted by Law, within one Business Day of that bankruptcy filing file a motion with the bankruptcy court, in form and substance satisfactory to Metrocall, to request such filing Party's (or the debtor in possession's) assumption of this Agreement.


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
               5. Compensation. In consideration of the mutual covenants and obligations hereunder, including Metrocall's spectrum lease rights for the Term of this Agreement and the services to be rendered by WebLink Wireless hereunder, WebLink shall be compensated as follows:

               (a) Parent shall issue to WebLink Wireless warrants, in the form attached hereto as Exhibit A, (the "Warrants") to purchase an aggregate of 100,000 shares of Parent common stock, par value $0.01 per share (the "Warrant Shares") at an exercise price of $40 per share, exercisable at any time and from time to time, in whole or in part, with respect to vested rights pursuant to the Warrants to purchase Warrant Shares. The right to purchase the Warrant Shares pursuant to the Warrants shall vest in equal yearly increments of 25,000 Warrant Shares, commencing on the first anniversary of the date hereof; provided, however, that the right to purchase all remaining Warrant Shares pursuant to the Warrants shall vest on the earlier to occur of (i) the License-Related Asset Purchase Closing, and (ii) the termination of this Agreement for any reason, except as the result of a termination pursuant to Section 9(b) hereof resulting solely from the material breach of this Agreement by WebLink Wireless. The right to purchase Warrant Shares pursuant to the Warrants shall be exercisable by WebLink Wireless for a period of three years from the date such right vests.

               (b) Metrocall shall pay to WebLink Wireless the estimated Fee for each month during the term of this Agreement. A description of the estimated Fee for December 2003 is attached hereto as Exhibit B. The estimated Fee shall be paid 10 Business Days prior to the last Business Day of the month preceding such month by wire transfer of immediately available funds into an account designated by WebLink Wireless. For each monthly payment beginning with the December estimated Fee, no less than 15 days prior to the due date, WebLink Wireless will


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
provide in reasonable detail a written estimate of the amount of the Fee due. The amount of the estimated Fee shall be adjusted by any differences in the actual Fee due compared to the estimated Fee paid for the second month preceding the month for which the next Fee payment is due (for example, the Fee estimate for February 2004 will contain the adjustment, if any, to the estimated Fee paid for December 2003). After termination of this Agreement WebLink Wireless will provide in writing to Metrocall the differences between the actual Fee due and the estimated Fee paid for any months for which no adjustment has yet been made. A Party that owes the other Party money as a result of the adjustment shall promptly pay the amount due.

               (c) The term "Fee" shall mean, for a given month, the Expenses (as defined below) for such month plus 1% of such Expenses.

               (d) The term "Expenses" shall mean, for a given month, the actual expenses paid by WebLink Wireless or a Licensee for the following:

               (i) rent and all other expenses related to WebLink Wireless's headquarters building existing on the Effective Date that have not been assigned to Metrocall and to the extent that they relate to lease payments due from and after the Initial Closing Date and prior to April 1, 2004;

               (ii) all Taxes other than Taxes on net income, to the extent they relate to periods from and after the Initial Closing Date, and only to the extent related to the Business;

               (iii) costs of compensation, benefits and expense reimbursement provided to employees listed in Schedule Three (the "Subsequent Transferred Employees") in accordance with contracts and practices in effect prior to the Effective Date to the extent that they relate to periods from and after the Initial Closing Date and prior to the date that Parent or Company becomes obligated for such obligations under the Asset Purchase Agreement;


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
               (iv) expenses, including lease expenses, relating to each
                    Nonassignable Contract until the earlier of (i) the assignment of such Nonassignable Contract to Metrocall, (ii) notification to WebLink by Metrocall that it has made alternative arrangements for such Nonassignable Contract or
                    (iii) December 31, 2004; provided, however, that in each such case, Metrocall shall continue to be responsible for the Nonassignable Contracts Liabilities;

               (v) miscellaneous expenses incurred in the ordinary course of business, to the extent they relate to periods from and after the Initial Closing Date, and only to the extent related to the Business or complying with the terms of this Agreement; and

               (vi) costs of maintaining all material FCC Licenses in full force and effect for the Term hereof.

               (e) Metrocall shall be entitled to retain all revenues from the operation of the Network to pay any and all expenses of operating the Network. After paying all expenses related to the Network, Metrocall shall be entitled to retain any profits realized from the operation of the Network.

               6. Health and Welfare Benefits Reimbursement. During the period of coverage of the Subsequent Transferred Employees by health and welfare plans of an Affiliate of the Sellers, which period shall end on the earlier of (i) the date such Subsequent Transferred Employees become employees of Metrocall, or
(ii) the date such Subsequent Transferred Employees terminate their employment with WebLink, Metrocall shall reimburse WebLink for the cost of such health and welfare coverage of such Subsequent Transferred Employees, which reimbursement shall not exceed $675.00 per month per each Subsequent Transferred Employee, and shall be payable by Metrocall on a monthly basis.


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
               7. Public Regulation.

               (a) This Agreement is subject to all of the terms and conditions of the FCC Licenses. Nothing in this Agreement shall be construed so as to impair or diminish Licensees' control of their respective FCC Licenses or operations thereunder.

               (b) This Agreement shall be subject to the approval of the FCC and any other applicable regulatory authorities, if such approvals shall be required.

               (c) This Agreement shall be terminated, amended, revised or supplemented immediately, if required by the FCC or any other regulatory agency. The imposition by the FCC of any amendments, revisions, deletions or supplements to this Agreement shall thereby relieve each Party of any obligations or liabilities to the other under the provisions of this Agreement, as initially written, which were ordered amended, revised, deleted or supplemented; provided, however, that either Party may terminate this Agreement upon notice to the other if the performance of any material terms of this Agreement have been prohibited by any such action of the FCC or other regulatory body, and if the deletion or modification of such material terms would preclude the Parties from performing this Agreement. Without limiting the generality of the foregoing, in the event that this Agreement requires amendment to conform to the spectrum leasing rules adopted by the FCC in WT Docket No. 00-230 after the same become effective, the Parties will use their best efforts, at no additional cost to WebLink other than reasonable legal fees, to so amend this Agreement.


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
               8. Representations and Warranties. Each Party represents, warrants and covenants as follow:

               (a) It is duly organized, validly existing and in good standing under the laws of its state of organization and is authorized to do business in each state where it is doing business. It has full power and authority to carry out all of the terms and conditions of this Agreement and all other agreements, certificates or instruments executed and delivered in connection herewith.

               (b) It has taken all corporate or partnership action necessary to authorize the execution and delivery of this Agreement and, upon execution and delivery, this Agreement will constitute a valid and binding agreement, enforceable against each Party in accordance with its terms.

               (c) The execution and delivery of this Agreement does not, nor will the performance by the Parties of their obligations hereunder, (i) conflict with or result in a material breach of any of the material terms, conditions or provisions of their respective Articles or Certificates of Incorporation or Bylaws, or (ii) violate in any material respect any existing term or provision of any material franchise, license, permit, order, writ, judgment, injunction, decree, statute, law, rule or regulation of any court or governmental authority applicable to the Parties. Other than the FCC Approval, no consent of any federal, state or local authority is required in connection with the execution and delivery of this Agreement or any other agreements, certificates or instruments executed and delivered herewith or with the performance of the transactions contemplated in this Agreement or any other agreements, certificates or instruments executed and delivered herewith or with the performance of the transaction contemplated by this Agreement.


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
               (d) Other than regulatory procedures dealing with the telecommunications industry in general there is no action, suit, proceeding or investigation pending or to its best knowledge, threatened against it before any Court, administrative agency or other governmental body that might have a material adverse impact on the performance of this Agreement, and it does not know of any valid basis for the commencement of any such action, proceeding or investigation. There is no action, proceeding or investigation pending or, to its best knowledge, threatened against it which questions or challenges the validity of or otherwise seeks to prevent the performance of this Agreement.

               (e) Each Party agrees to comply, as applicable, with pertinent FCC Rules, and any other governmental rules and procedures in existence relating to the provision of telecommunications services under the FCC Licenses.

               (f) Each Party will discharge its respective obligations under this Agreement in good faith and without any attempt to circumvent or avoid the restrictive conditions and intent of this Agreement. Each Party will use its best efforts to perform their services and their obligations under this Agreement in a manner designed to keep available the Network services and to preserve the goodwill of the Business, its agents, third party administrators, regulators, customers and other persons with whom any Party has a material business relationship, provided that the cost of complying with the foregoing shall be at the Company's expense pursuant to Section 5 hereof.


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
               9. Effective Date/Term.

               (a) This Agreement shall become effective as of the Effective Date, and shall remain in effect until terminated as provided for herein.

               (b) This Agreement shall automatically terminate upon any of the following events:

               (i) Metrocall fails to pay any amount it is obligated to pay to WebLink hereunder when the same is due and payable, including any amounts payable pursuant to Section 5 hereof, if Metrocall has not cured such breach within five (5) Business Days of written notice of such breach;

               (ii) upon notice by Metrocall, in the event that one or more FCC
                    Licenses that Metrocall reasonably deems necessary for its continued operation of the Network are revoked or not renewed, or if any such FCC Licenses is suspended or conditioned in any manner inconsistent with the intent of this Agreement;

               (iii) in the event of a Party's material breach of this Agreement other than a payment default, if that Party has not cured such breach within thirty (30) days after receiving written notice from the other Party specifying the nature of the breach; provided, that in the event of a good faith dispute over the existence or extent of any breach, such thirty day period shall not apply until the resolution of the dispute pursuant to Section 20 hereof;

               (iv) upon the mutual consent of the Parties hereto;

               (v) upon the cessation of business of any Party to this Agreement; or

               (vi) upon the later of (1) the assignment to Metrocall of all of the Nonassignable Contracts, or (2) consummation of the License-Related Asset Purchase Closing.


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               (c) The termination of this Agreement for any reason will not relieve the Parties of any obligations incurred through the date of termination.

               (d) Notwithstanding any of the foregoing provisions of this
Section 9, in the event that the FCC should deny the FCC Applications, Metrocall's spectrum lease rights under this Agreement shall remain in effect for ten (10) years from the date of such denial.

               10. Survival. The representations and warranties of the parties contained in this Agreement shall survive until the termination of this Agreement pursuant to Section 9 hereof.

               11. Indemnification by WebLink Wireless. WebLink Wireless will indemnify and hold harmless Metrocall and its affiliates and their agents, employees, officers, directors, successors and assigns from and against all liabilities and expenses, including reasonable attorneys fees and expenses arising out of, or in connection with, any: (i) material breach of this Agreement by WebLink, and (ii) violation of law or regulation applicable to WebLink, excluding any such liabilities and expenses arising out of, in connection with or relating to (A) any gross negligence or willful misconduct of Metrocall and (B) WebLink's execution of this Agreement or WebLink's performance of its obligations hereunder.

               12. Indemnification by Metrocall. Metrocall shall indemnify and hold WebLink, their affiliates and their agents, employees, officers, directors, successors and assigns from and against all liabilities and expenses, including reasonable attorneys fees and expenses, arising out of, or in connection with,


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
any (i) claim by customers of services over the Network involving the use, condition or operation of any facilities or services provided to them by Metrocall, (ii) material breach of this Agreement by Metrocall, or (iii) violation of law or regulation applicable to Metrocall, excluding any such liabilities and expenses arising out of, in connection with or relating to any gross negligence or willful misconduct of Licensee(s). These indemnities shall survive the termination of this Agreement.

               13. Limitation of Liability. Subject only to the warranties and indemnification obligations expressly set forth herein, NO PARTY SHALL BE LIABLE TO ANY OTHER FOR ANY DAMAGES ARISING OUT OF (i) LATENT OR PATENT SUBSCRIBER DEVICE OR SERVICE DEFECTS, OR (ii) LOSS OF USE OF ANY OF THE SUBSCRIBER DEVICES OR SERVICES, OR (iii) THE CONTENT OF ANY PAGE, MESSAGE OR OTHER DATA, OR (iv) ANY FAILURE TO ACCURATELY TRANSMIT A PAGE, MESSAGE OR OTHER DATA, OR ANY RECIPIENT'S FAILURE TO RECEIVE A PAGE, MESSAGE OR OTHER DATA, UNLESS SUCH FAILURE IS DUE TO SUCH PARTY'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. NO PARTY SHALL BE LIABLE FOR LOST PROFITS OR EXEMPLARY, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING DIRECTLY OR INDIRECTLY OUT OF THIS AGREEMENT. IF ANY LIMITATION OF LIABILITY SET FORTH HEREIN IS UNENFORCEABLE OR INAPPLICABLE FOR ANY REASON, EACH PARTY'S MAXIMUM AGGREGATE LIABILITY TO THE OTHER UNDER ANY LEGAL THEORY (INCLUDING ITS OWN NEGLIGENCE) FOR DAMAGES ARISING DIRECTLY OR INDIRECTLY OUT OF THIS AGREEMENT, WILL NOT EXCEED THE ACTUAL DIRECT DAMAGES SUFFERED BY OTHER PARTY. This Section shall survive termination of this Agreement.


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
               14. Non-Disclosure.

               (a) Each Party ("Receiving Party") acknowledges that it will be entrusted with confidential information relating to the business, services, and products of the other Party or Parties ("Disclosing Party"). Receiving Party shall maintain the confidentiality of (i) all such information furnished to it by Disclosing Party and (ii) the terms and conditions of this Agreement. Receiving Party shall use confidential information of Disclosing Party only as expressly required or permitted by this Agreement or as is reasonably necessary in performance of this Agreement. The obligations of confidentiality under this
Section 14 shall survive any termination of this Agreement and shall remain in full force and effect for one year after the expiration of this Agreement, except that no Party shall be required to maintain as confidential any information which (i) is obtained from a third party which had the right to disclose such information; (ii) is subsequently disclosed or made public by a party other than the Parties to this Agreement, and/or their successors, or by a governmental authority; or (iii) must be disclosed pursuant to applicable law.


               (b) Since unauthorized use, transfer or disclosure of a Party's confidential information will diminish the value to the owner of the proprietary interests that are the subject of this Agreement, if a Receiving Party breaches any of its obligations hereunder, the Disclosing Party shall be entitled to seek equitable relief to protect its interests, including, but not limited to, injunctive relief, as well as money damages. The rights and remedies of the Disclosing Party set forth in this Agreement are not exclusive and are in addition to any other rights and remedies provided by law.


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
               (c) Notwithstanding anything to the contrary set forth herein or in any other agreement to which the Parties hereto are parties or by which they are bound, the obligations of confidentiality contained herein and therein, as they relate to the transactions contemplated by the Asset Purchase Agreement shall not apply to the tax structure or tax treatment of the transactions contemplated by the Asset Purchase Agreement, and each Party hereto (and any employee, representative, or agent of any Party hereto) may disclose to any and all persons, without limitation of any kind, the tax structure and tax treatment of the transactions contemplated by the Asset Purchase Agreement and all materials of any kind (including opinions or other tax analysis) that are provided to such party relating to such tax treatment and tax structure; provided, however, that such disclosure shall not include the name (or other identifying information not relevant to the tax structure or tax treatment) of any person and shall not include information for which nondisclosure is reasonably necessary in order to comply with applicable securities laws.

               15. Relationship of Parties. This Agreement does not in any way create the relationship of principal and agent between WebLink and Metrocall, and under no circumstances shall Metrocall hold itself out to be, or in any way be considered as an agent of WebLink, nor shall Metrocall be able to legally bind WebLink to any other agreements.

               16. Notices. All notices to be given by a Party to the other shall be in writing and shall be given in person, by telefax with receipt confirmed, by overnight courier receipt requested, or by depositing such notices in the United States mail, postage prepaid (by either registered or certified mail, return receipt requested), and addressed as follows unless a change of such address has been given and acknowledged:


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
           To Metrocall or Parent:
           -----------------------

           Metrocall, Inc.
           6677 Richmond Highway
           Alexandria, VA  22306
           Tel:  (703) 660-6677
           Fax:  (703) 721-3051
           Attention:  Stan Sech, C.O.O.



           With a copy to:

           Venable LLP
           575 7th Street, NW
           Washington, DC 20004-1601
           Tel: (202) 344-4000
           Fax: (202) 344-8300
           Attention: Frederick M. Joyce, Esq.

           To Licensees or WebLink Wireless:
           ---------------------------------

           WebLink Wireless, Inc.
           3333 Lee Parkway, Suite 100
           Dallas, Texas  75219
           Telecopier:  (214) 765-4902
           Attention:  Chief Executive Office

           With a copy to:

           Piper Rudnick LLP
           1200 Nineteenth Street, NW
           Washington, DC 20036-2412
           Tel: (202) 861-3900
           Fax: (202) 689-7525
           Attention: E. Ashton Johnston, Esq.

               17. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties, their successors and assigns.

               18. Assignment. The Licensees may not assign this Agreement or their and obligations hereunder without the prior written consent of Metrocall. Each of WebLink Wireless and Metrocall may assign this Agreement or its rights and obligations hereunder to an affiliated entity without the prior consent of the other Parties; provided, however that the assigning Party shall remain primarily liable for its obligations hereunder and such assignment shall not relieve the assigning Party of any of its Liabilities hereunder.


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
               19. Governing Law. This Agreement shall be governed in accordance with the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of the state of any jurisdiction other than the laws of the State of New York to be applied.

               20. Dispute Resolution. Any and all disputes arising out of, directly or indirectly related to this Agreement or the relationship of the Parties to this Agreement shall be settled by binding arbitration by a panel of one (1) arbitrator in accordance with the Judicial Arbitration and Mediation Services, Inc. or any successor thereof, which arbitrator shall be familiar with or have experience in the wireless messaging industry. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall have the authority to award specific performance of the terms of this Agreement, as well as any other legal or equitable remedies. Any disputes over whether a matter under this Agreement is subject to arbitration shall be settled by binding arbitration. In any arbitration proceeding each Party shall be responsible for its own attorney's fees and costs associated with that arbitration. The Parties agree and acknowledge that, due to the unique nature of the subject matter of this Agreement, a Party would be irreparably damaged in the event another Party fails to perform its obligations hereunder, which damage could not be adequately compensated except by specific performance of this Agreement. In the event that a Party refuses to perform its obligations hereunder or otherwise breaches this Agreement, it is agreed that another Party shall have, in addition to any other rights available to it, the right to obtain temporary or permanent injunctive relief, but not limited to, specific performance of any and all obligations without any showing of actual damages or inadequacy of legal remedy. This Section shall survive the termination of this Agreement.

               21. Force Majeure. No Party shall be liable to any other Party for any delay or failure by such Party to perform its obligations under this Agreement or otherwise if such delay or failure arises from any cause beyond the reasonable control of such Party, including, without limitation, labor disputes, strikes, acts of God, floods, lightning, shortages of materials, rationing, utility or communication failures, earthquakes, casualty, war, acts of the public enemy, riots, insurrections, embargoes, blockades or regulation or orders of governmental authorities. If a Party shall be delayed or prevented from performing this Agreement due to any cause beyond its reasonable control, such delay shall be excused during the continuance of such delay and the period of performance shall be extended to the extent necessary to enable such Party to perform its obligations after the cause of such delay has been removed.

               22. Entire Agreement; Amendments. This Agreement along with the contemporaneously executed Asset Purchase Agreement and Schedules thereto, Indemnification Agreement, Registration Rights Agreement and the Warrants constitutes the entire agreement between the Parties on the subject matter hereof, to the exclusion of all prior or contemporaneous representations, understandings, or agreements, and all warranties, expressed or implied, with reference to the subject matter hereof, and it may not be modified or amended except by an agreement in writing between the Parties hereto.

               23. No Waiver. The failure of any Party to require the performance of any item or obligation of this Agreement shall not prevent the subsequent enforcement of such term or obligation, or be deemed a waiver of any subsequent enforcement of such term or obligation, or be deemed a waiver of any subsequent breach. No change, waiver or discharge hereof shall be valid unless it is in writing, and signed by an authorized representative of the Party against which such change, waiver or discharge is sought to be enforced.

               24. Severability. The invalidity of any of the provisions of this Agreement shall not effect the validity or enforceability of the remaining provisions of this Agreement so long as the invalidity of such provisions does not deprive any Party of the material benefits of this Agreement, in which case the Parties agree to negotiate in good faith to restore such benefits by amending this Agreement. If any provision of this Agreement is determined by a Final Order of a court or governmental entity to be invalid, void or unenforceable, the remainder of the provisions of this Agreement shall remain in full force and effect and will in no way be affected, impaired or invalidated. In that event, the Parties shall use their best efforts, at no additional cost to Weblink other than reasonable legal fees, to immediately bring this Agreement into compliance with such determinations, consistent with the terms and spirit of this Agreement.

               25. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement.

           IN WITNESS WHEREOF, each Party, intending hereto to be bound has caused this Management and Spectrum Lease Agreement to be executed as of the day and year first written above, and the persons signing warrants that they have authority to bind the respective Parties hereto.

METROCALL, INC.                         PAGEMART II HOLDINGS LLC


By:  /s/ Vincent D. Kelly               By: /s/ N. Ross Buckenham
   -----------------------------           -----------------------------
   Name: Vincent D. Kelly                   Name:  N. Ross Buckenham
   Title:President and CEO                  Title: President

METROCALL HOLDINGS, INC.                PAGEMART PCS HOLDINGS LLC


By: /s/ Vincent D. Kelly                By: /s/ N. Ross Buckenham
   -----------------------------           -----------------------------
   Name:  Vincent D. Kelly                  Name:  N. Ross Buckenham
   Title: President and CEO                 Title: President

                                        WEBLINK WIRELESS I, L.P.


                                        By: WEBLINK WIRELESS, INC., its
                                            general partner



                                        By:  /s/ N. Ross Buckenham
                                            -----------------------------
                                            Name:  N. Ross Buckenham
                                            Title: President and CEO

                                        WEBLINK WIRELESS, INC.


                                        By: /s/ N. Ross Buckenham
                                           -----------------------------
                                           Name:  N. Ross Buckenham
                                           Title: President and CEO




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